UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File Number 000-32925
NOTIFICATION OF LATE FILING
(Check One): ☐     Form 10-K     ☐     Form 20-F     ☐     Form 11-K     ☒     Form 10-Q     ☐     Form N-SAR

For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Full Name of Registrant:
Avatar Systems, Inc.

Former Name if Applicable:
Not Applicable

Address of Principal Executive Office (Street and Number):
2801 Network Boulevard, Suite 210

City, State and Zip Code
Frisco, Texas 75034

[Missing Graphic Reference]

PART II — RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
We are unable to file, without unreasonable effort and expense, our Form 10-QSB Quarterly Report for the period ended March 31, 2007. The Company’s closing process and financial statement preparation were delayed because of its recent acquisition and, as a result, the Company’s independent accountants need additional time to complete their review of the Company’s financial statements. It is anticipated that our Form 10-QSB Quarterly Report, along with our unaudited financial statements, will be filed on or before the 5th calendar day following the prescribed due date of our Form 10-QSB.

 IV — OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Robert C. Shreve, Jr.	(972)-720-1800

(Name)	(Area Code)(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒Yes ☐No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☒ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Avatar Systems, Inc.

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 14, 2007	By:	/s/ Robert C. Shreve, Jr.
Robert C. Shreve, Jr.
President/Chief Executive Officer/ Chief Financial Officer